LANDCADIA HOLDINGS, INC.

May 23, 2016

VIA EDGAR

Mara L. Ransom

Assistant Director

Office of Consumer Products

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Landcadia Holdings, Inc.

Registration Statement on Form S-1

Filed May 20, 2016, as amended

File No. 333-210980 (the “Registration Statement”)

Dear Ms. Ransom:

Landcadia Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated pursuant to Rule 461 of the Securities Act of 1933, as amended, so as to permit it to become effective at 4:00 p.m. New York City time on May 25, 2016, or as soon thereafter as possible.

Please note that we acknowledge the following:

•	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”) of the Division of Corporation Finance of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Sincerely, LANDCADIA HOLDINGS, INC. By: /s/ Steven L. Scheinthal Name: Steven L. Scheinthal Title: Vice President

[Signature Page to Acceleration Request]